UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Sunrise Mining Corporation
(Name of Small Business Issuer in its charter)

Nevada	20-8051714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1108 W. Valley Boulevard, Suite 6-399, Alhambra, CA	91803
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (626) 407-2618

Copies to:

Stephen A. Zrenda, Jr., Esq.
Stephen A. Zrenda, Jr. , P.C.
5700 N.W. 132 nd Street
Oklahoma City, Oklahoma 73142
Telephone: (405) 721-7300

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of class)

(Title of class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Sunrise Mining Corporation (“Sunrise”) is an exploration stage mining company. Sunrise is engaged in the acquisition and exploration of mineral properties with a view to exploiting any mineral deposits we discover. Presently, we own a 100% interest in two mineral claims that are located in Mongolia. There is no assurance that a commercially viable mineral deposit exists on these properties.

Background

Sunrise was incorporated on October 25, 2005, in the State of Nevada as a wholly owned subsidiary of Magnum D’Or Resources, Inc. (“Magnum”), a publicly traded registered public company (trading symbol MDOR), that is traded on the NASD Electronic Bulletin Board over-the-counter market (OTC-BB). On October 25, 2005, Magnum transferred all of its mining rights and options to acquire mining claims in Mongolia to Sunrise which comprised substantially all of the assets of Magnum. Sunrise continued the exploration program of Magnum in Mongolia and earned the right to exercise the options on its mining claims and to obtain a 100% ownership interest in its two mining claims called the Khul Morit property and the Shandi property. Sunrise incorporated a wholly owned subsidiary called Oriental Magnum Inc. in Mongolia on December 15, 2006, to hold the title of its mining claims.

Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. We have completed the initial phases of exploration on the properties. We will make a decision as to whether or not we will proceed with each successive phase based upon the analysis of the results of that exploration program. Our directors will make this decision based primarily upon the recommendations of the independent geologist who conducts the program and records the results and upon the availability of financing for each property.

Our plan of operation is to continue exploration work in order to ascertain whether it possesses economic quantities of gold, copper, molybdenum, silver, or other metals. There can be no assurance that an economic mineral deposit exists on the properties until appropriate exploration work is fully completed.

Even if the Company completes our proposed exploration programs on a property and we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit.

Khul Morit Mining Claim

Sunrise owns a 100% ownership interest in a prospective copper/gold mining property called the Khul Morit property (Mongolia Exploration License No. 6283x) located in south central Mongolia that consists of approximately 494 hectares.

The Khul Morit property was originally acquired by Magnum from Ms. Khulan Choilon through an option agreement dated December 8, 2003, in exchange for $25,000, 2,000,000 shares of the common stock of Magnum, and a commitment to expend $100,000 in exploration work. Ms. Choilon retained a 1.5% net smelter royalty interest in the production from the property. Until the obligations of Magnum were fulfilled, the license to the Khul Morit property was held by Khulan Choilon. The license was transferred and renewed in January 2007 and is presently held in the name of Oriental Magnum, Inc.

In August 2006, Sunrise successfully renewed the exploration licenses for its Khul Morit property (license number “6283”)

The principal exploration program of Sunrise at its Khul Morit properties has been the drilling of nine exploration holes conducted by Rio Minerals Limited of Vancouver, Canada. Hole No. 4 cut 33 meters (108 feet) which assayed an average grading of 1.74% copper. A 27 meter section of this hole, at approximately 88 feet, assayed at 2.09% copper at a depth of 29 meters to 56 meters The highest core sample assay was 6.59% copper. Sunrise believes that these assay statistics justify further drill hole in the area of Hole No. 4 to determine the scope of this copper deposit. Mr. Gregory R. Thompson of Rio Minerals Limited, a consulting geologist of Sunrise, has recommended that further drilling be carried out around this tourmaline breccia body to determine the extent of the copper mineralization within the core of the breccia based upon the assay results of the exploration holes.

Shandi Mining Claim

Sunrise owns a 100% ownership interest in a prospective copper/gold mining property called the Shandi property (Mongolia License No. 10528) located in southeastern Mongolia, comprised of approximately 20,667 hectares.

The Shandi property was originally acquired by Magnum from Mr. Ton Fred Tham through an agreement dated November 13, 2002, in consideration of $35,000 cash, 200,000 shares of the common stock of Magnum, and a commitment to expend $20,000 in exploration work. The agreement provided that Magnum had the right to acquire the remaining 40% ownership retained by Mr. Tham. Mr. Tham retained a 3% net smelter royalty interest in the production from the property. The Agreement was renewed and revised on July 13, 2003, and provided that Magnum would pay the renewal fees for the license to increase its obligations to conduct exploratory work by $75,000. Magnum and Sunrise completed their obligations under these agreements, and Sunrise acquired the 40% ownership interest of Mr. Tham. The license was transferred and renewed, and is presently held in the name of Oriental Magnum, Inc.

Preliminary surface geological exploration work has been conducted on the Shandi property by Gregory R. Thompson of Rio Minerals Limited, a consulting geologist of Sunrise. Although the geology reported by this exploration work was indicative of a copper zone and other metals in the northeast section of the Shandi property, no exploratory drill holes have been drilled to evaluate this area.

In September 2006, the exploration licenses for its Shandi property were renewed (license number “10528”).

In January 2007, Sunrise negotiated with Mr. Timursukh Oidov (the former license holder for the Shandi property), and changed the title of the Shandi license to the name of Oriental Magnum Inc and paid $4,000 to him to acquire all his remaining 40% interests in the Shandi property from him.

Mongolia Exploration Plans

Sunrise intends to continue its exploration work at its Khul Morit property and its Shandi property in Mongolia, subject to its ability to raise capital through equity and possible debt financing to pay the costs of drilling additional exploratory holes and geological and assay analysis of the results of such drilling activity.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Mongolia.

We will have to sustain the cost of reclamation and environmental mediation for all exploration and development work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.

If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in the exploration phases because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

•	Water discharge will have to meet water standards;

•	Dust generation will have to be minimal or otherwise re-medicated;

•	Dumping of material on the surface will have to be re-contoured and re-vegetated;

•	An assessment of all material to be left on the surface will need to be environmentally benign;

•	Ground water will have to be monitored for any potential contaminants;

•	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

•	There will have to be an impact report of the work on the local fauna and flora.

Research and Development Expenditures

Sunrise has incurred research or development expenditures since our incorporation through the end of 2006. Since the close of the fiscal year ended September 30, 2006, Sunrise retained the services of Gobi Exploration LLC, a local exploration company in Mongolia, for the re-logging of all cores and necessary research work in porphyry-copper-gold systems with the assistance of additional experienced geologists. Sunrise has received a comprehensive report on what has been discovered at Khul Morit property, its possible mineralization model, and the recommendation for the next stage of exploration. The cost for this work was $5,000.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

RISK FACTORS

We have not commenced mining production, thus we face a high degree of risk.

We do not own any producing properties nor own right to any properties that have proven reserves of commercially viable quantities of valuable metals. Accordingly, we have no way to evaluate the likelihood that our business will be successful. Since our incorporation, we have been involved primarily in organizational activities, cursory exploration of the mining properties and due diligence on potential acquisitions of producing mineral properties in Mongolia. We have not earned any revenues since our inception. Shareholders should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will continue to incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development of the mining property and the production of minerals from the claims, or if we are unable to acquire producing properties, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide shareholder with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because the speculative nature of exploration of mining properties, it is unlikely that we will discover a mineral deposit on the undeveloped mining claims.

The search for valuable minerals as a business involves substantial risks. It has not been determined whether our undeveloped mineral claims contain any economic mineralization or reserves of gold or copper or any other minerals. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, which is likely, we will be unable to generate any revenues from operations and will be unable to successfully complete our business plan.

Because of the inherent dangers involved in mineral exploration, there is risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure.

If we become subject to burdensome government regulations or other legal uncertainties, our cost of conducting exploration could increase substantially.

There are several governmental regulations that materially restrict mineral property exploration and development. Under Mongolia mining law, to engage in certain types of exploration will require work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws do not affect our current exploration plans, if we proceed to commence additional drilling operations on the undeveloped mining claims, we will incur regulatory compliance costs. In addition, the legal and regulatory environment that pertains to the exploration of mineral properties is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for ore deposits. The growth of demand for certain minerals may also be significantly slowed. This could delay growth in potential demand for and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. For example, foreign ownership laws that are applicable in certain business sectors could be applied to mineral property ownership, or laws relating to national parks could be applied to the mining claims in Mongolia if current park boundaries are expanded. Current Mongolia foreign ownership laws require government approval of any ownership transfers to foreign individuals and corporations. If such laws are changed regarding mineral property ownership, we may be prevented from holding title to mineral claims located in Mongolia because we are incorporated in the United States. Any new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

The government of Mongolia has recently changed its laws regarding mining exploration. These new laws require exploration companies to expend a minimum amount of capital on a mining claim in order to obtain a renewal of the government license covering such claim. The failure to conduct exploration on a mining claim will result in the forfeiture of the applicable license due to its nonrenewable by the government of Mongolia.

The government of Mongolia has also recently adopted a “windfall profit” tax on profits from mining operations. The law constitutes a 68% tax on profits from mineral sales when the sales price of copper exceeds $1.18 per pound and the sales price of gold exceed $500 per ounce.

Risks of Doing Business in Mongolia.

Doing business in Mongolia involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, possible expropriation and the potential for a reversal in economic conditions. Adverse changes in economic policies of the government in Mongolia or in its laws and regulations could have a material adverse effect on our operations in Mongolia. For example, other countries have expropriated and nationalized some of their natural resources. Sunrise is not aware of any plan or indication that the government in Mongolia intends to expropriate and nationalize its natural resources, however, such action would likely adversely affect our business operation or cause a loss of our mining properties.

We only have mineral rights to the Mongolia mining claims and the landowner may be able to prevent us from conducting further exploration on the claims.

We hold the exclusive right to explore our Mongolia properties for mineralization and to remove minerals from the properties. However, our rights are subject to those held by the fee simple property owner, the government of Mongolia, to make use of the land. If the government decides to develop, sell or make any other use of the land, our right to explore the property could be impacted. As a result, we would not be able to continue exploration on the properties and we would be forced to abandon these undeveloped mining claims.

Financial position of the Company, working capital deficit; report of independent auditors. The success of Sunrise’s operations is largely dependent upon its ability to develop its existing properties and/or acquire producing mining properties and to improve operating efficiencies, generate adequate cash-flows from operations. Sunrise’s operations are subject to numerous risks associated with the establishment of its business, including lack of adequate financing sources. In addition, Sunrise has in the past and may again in the future encounter unanticipated problems, some of which may be beyond Sunrise’s financial and technical abilities to resolve. The failure to adequately address such difficulties could have a materially adverse effect on Sunrise’s prospects.

Murrell, Hall, McIntosh & Co., PLLP., the independent auditors of Sunrise, have expressed substantial doubt regarding the ability of Sunrise to continue as a going concern because of the lack of revenues and the working capital deficit of Sunrise.

Availability and Integration of Future Acquisitions. Sunrise’s strategy includes pursuing acquisition opportunities that complement our business objectives. Potential competitors for acquisition opportunities include larger companies with significantly greater financial resources. Competition for the acquisition of mining properties and producing mining companies may result in acquisitions on terms that prove to be less advantageous to Sunrise than have been attainable in the past or may increase acquisition prices to levels beyond Sunrise’s financial capability. Sunrise’s financial capability to make acquisitions is partially a function of its ability to access the debt and equity capital markets. In addition, Sunrise may not find attractive acquisition candidates in the future or succeed in reducing the costs and increasing the profitability of any business acquired in the future.

Potential Quarterly Fluctuations. Sunrise may experience variability in its production, net sales and net income on a quarterly basis as a result of many factors, including the market value for copper, gold and other metals and due to weather conditions in Mongolia.

Dependence on Senior Management. Sunrise’s future performance will depend to a significant extent upon the efforts and abilities of its key management personnel. Sunrise does not have a key life insurance policy on its officers. The loss of service of one or more of the Sunrise’s key management personnel could have an adverse effect on Sunrise’s business. Sunrise’s success and plans for future growth will also depend in part on managements continuing ability to hire, train and retain skilled personnel in all areas of its business.

In the past, the two directors and officers of Sunrise have provided their services on a part time basis, one of which averages 20 hours per week and the other averages five hours of services per week. The level of operations of Sunrise has not necessitated the full time services of its directors and officers. The directors and officers may continue to pursue other business activities independently of Sunrise. If the level of business activity of Sunrise increases, the directors and officers of Sunrise intends to devote additional time to the management of Sunrise and intend to retain additional management personnel whenever necessary and appropriate.

Management’s Lack of Mining Experience and Education. Our directors and officers have not had any previous experience in the management of a mining company, and are not geologists or mining engineers. As a result, the Company has retained independent consulting geologists to conduct and evaluate its exploration program in Mongolia, and will continue to depend upon such consultants until the level of its mining operations justifies the cost of hiring geologists and/or mining engineers as management or employees of Sunrise.

Indemnification. Sunrise’s Articles of Incorporation limits the liability of its directors and offices to Sunrise and its shareholders to the fullest extent permitted by Nevada law, and provides for indemnification of the directors and offices to such extent. Sunrise may obtain director-officer liability insurance. These measures will provide additional protection to the directors and officers of Sunrise against liability in connection with certain actions and omissions.

Conflicts of Interest . There are anticipated conflicts of interest between Sunrise and its stockholders, and there may be potential conflicts of interest involving the Company and its stockholders, some of which may affect the planned business activities of Sunrise. The Board of Directors will attempt to resolve any conflict of interest situation which may arise and which is brought to the attention of the Board of Directors on a case-by-case basis.

Shares Eligible for Future Sale. A substantial number of outstanding shares of Sunrise’s Common Stock will be "restricted securities". However, under certain circumstances such shares may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended, or some other exemption from registration under the Securities Act of 1933. Future sales of those shares under Rule 144 or other exemption could depress the market price of the Common Stock in the future.

Applicability of A Penny Stock Rules. Federal regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), regulate the trading of so-called penny stocks (the “Penny Stock Rules”), which are generally defined as any security priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities which are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act which makes it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Securities and Exchange Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of previously sanctioned persons. Therefore, if, during the time in which the Common Stock is quoted on any market, the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to the provisions of Section 15(b)(6) of the Exchange Act. In such event, it may be more difficult for the stockholder to sell Common Stock in the future in the secondary market.

Because Sunrise’s Common Stock is expected to be in the over-the-counter market for less than $5.00 per share during 2007, the Common Stock of Sunrise is considered a penny stock, and trading in its Common Stock is expected to be subject to the full range of Penny Stock Rules. Accordingly, the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell Sunrise’s Common Stock and stockholders of the Company may have difficulty in selling their Shares in the future in the secondary trading market.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Information and Cautionary Statements

When used in this report in this Form 10-SB, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect Sunrise’s future plans of operations, business strategy, operating results, and financial position. Persons reviewing this report are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are discussed under the headings "Item 1. Description of Business", including “Risk Factors” and "Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operations," and also include general economic factors and conditions that may directly or indirectly impact the Company's financial condition or results of operations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such forward-looking statements. We are under no duty to update any of the forward-looking statements after the date hereof to conform such statements to actual results.

General

The following discussion and analysis summarizes the results of operations of Sunrise Mining Corporation, Inc. (the "Sunrise" or "we").

Sunrise is a mining exploration company that currently holds two properties in Mongolia. Sunrise currently focuses its resources primarily on the development and financing of its two Mongolian properties. At present, none of its properties are in production and, consequently, it has no current operating income.

Overview

Sunrise owns a 100% ownership interest in a prospective copper/gold mining property called the Khul Morit property (Exploration License No. 6283x) located in south central Mongolia that consists of approximately 494 hectares.

Sunrise also owns a 100% ownership interest in another prospective copper-gold mining property called the Shandi property (Exploration License No. 10528) located in southeastern Mongolia.

Political Environment

In April 2006, there were mass protests against the Mongolian government’s granting of mineral concessions to North American firms, and the Mongolian government has amended its mining laws. The political situation in Mongolia had once deteriorated to the point that management believed that it would be better for us to hold onto our mining investments until everything was clear. The political environment in Mongolia has improved recently, and management of Sunrise is considering whether or not to proceed with its exploration program on the Khul Morit property.

"Windfall profits" tax

The Mongolian government, on May 12, 2006, imposed what it is called a "windfall profits" tax on mining carried out in that country. The law constitutes a 68% tax on profits from mineral sales when copper and gold price are above US$1.18 a pound and US $500 per ounce, respectively. The new tax has caused significant investor concerns and is inhibiting investment in Mongolia's mining industry.

Given the recent political and mining law changes in Mongolia, we presently believe it would be in our best interests to ensure our investments in Mongolia are secure before a further exploration program can be carried on.

Any additional evaluation test drilling at the Kohl Morit property or at the Shandi property will require substantial capital expenditures to determine the scope of their copper and gold reserves and to evaluate their commercial viability. Sunrise does not have the necessary capital to conduct additional test drilling to fully evaluate these mining properties at this time. Management plans to raise funds and proceed with next phase exploration program in the fall of 2007, however, there is no assurance that investment funds will be made available to Sunrise.

Results of Operations

Comparison of the three months ended December 31, 2006 and 2005

For the three month period ended December 31, 2006 compared to the three month period ended December 31, 2005, Sunrise had a net loss of $16,669 and $819, respectively, an increase of approximately 1,935%. This increase was mainly due to: (1) fees and taxes paid to the Mongolia government for changing the title of the Khul Morit license; and (2) professional fees and fees charged by consultants. Also, there were very few expenses incurred during the three month period ended December 31, 2005.

Mining exploration costs increased to $10,545 during the three month period ended December 31, 2006 as compared to $0 for the comparable period in 2005. The $10,545 exploration cost includes: (1) fees charged by Gobi Exploration LLC for their re-logging and assaying of the Khul Morit cores, and their preparation of the Khul Morit exploration report written in Mongolian which was required by the Mongolia government; and (2) fees and taxes paid to the Mongolia government for changing the title of the Khul Morit license to Oriental Magnum, Inc.

General and administrative expenses increased by 647.7% to $6,124 during the three month period ended December 31, 2006 as compared to $819 for the comparable period in 2005. The increase was due primarily to fees charged by consultants.

Liquidity and Capital Resources

At December 31, 2006, Sunrise had $0 of current assets, a working capital deficit of $16,669 and had $7,419 of net cash used by operations during the three month period ended December 31, 2006.

Sunrise’s working capital deficit was $16,669 at December 31, 2006.

Sunrise is a development stage mining company and had no revenues during the three month periods ended December 31, 2006 and December 31, 2005.

Comparison of the Fiscal Years Ended September 30, 2006 with the operations prior to acquisition for the year ended September 30, 2005.

Since Sunrise was not incorporated until October 25, 2005, operations prior to that date were the mining operations performed by Magnum D’Or Resources, Inc., the parent company to Sunrise prior to its spin off.

Sunrise anticipates incurring a loss as a result of exploration and development expenses, and expenses associated with its operations. Sunrise does not anticipate any revenue in the near future until its mineral interests have reached the point of economic viability. Additional expenditures are necessary to determine if any future revenues will be generated from these properties.

Sunrise had a net losses of $45,464 and $2,074,237 for the fiscal years ended September 30, 2006 and 2005 respectively..

Mining exploration costs decreased 98.7% to $18,019 during the year ended September 30, 2006 as compared to $1,429,458 for the comparable period in 2005 mainly due to the fact that no exploration program was completed in 2006.

General and administrative expenses decreased 95.7% to $27,445 during the year ended September 30, 2006 as compared to $644,779 for the comparable period in 2005. This decrease was due primarily to the significant decrease in exploration activity during 2006.

Liquidity and Capital Resources

At September 30, 2006, Sunrise had current assets of $0, working capital of $0, and had $45,464 of net cash used by operations during the year ended September 30, 2006.

Sunrise must rely on corporate officers, directors and outside investors in order to meet its budget for further exploration. If Sunrise is unable to obtain financing from any of one of these aforementioned sources, Sunrise would not be able to complete its financial obligations regarding the exploration and development of its Mongolian properties or to continue as a going concern.

Management is currently looking for the capital to complete our corporate objectives. In addition, we may engage in joint mining activities with other companies. Sunrise cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business acquisition or whether its capital will be further depleted by its operating losses. Sunrise has not engaged in discussions concerning potential business combinations.

Limited commitments to provide additional funds have been made by management and other shareholders. We cannot provide any assurance that any additional funds will be made available on acceptable terms or at all.

ITEM 3. DESCRIPTION OF PROPERTY

The principal executive offices of the Company are located at 1108 W. Valley Blvd., Suite 6-399, Alhambra, CA 91803, which are provided by an officer and director of the Company at no cost to the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Common Stock of the Company is presently owned 100% by Magnum D’Or Resources, Inc. (“Magnum”) (100,000 shares of Common Stock), and its nonconvertible voting Preferred Stock is owned 100% by Sunrise Lighting Holdings Limited. (10,000,000 shares of Preferred Stock). Upon the spin-off of Sunrise by Magnum, Magnum will cancel its 100,000 shares of Common Stock and will issue 5,785,090 shares of the Common Stock of Sunrise prorate to the stockholders of record of Magnum after the business close on January 23, 2007.

The following table sets forth the number and percentage of the 5,785,090 shares of Common Stock and 10,000,000 shares of Preferred Stock which, according to the information supplied to Sunrise, that are to be beneficially owned by (I) each person who is currently a director of the Sunrise, (ii) each executive officer, (iii) all current directors and executive officers of Sunrise as a group and (iv) each person who, to the knowledge of the Company, is to be the beneficial owner of more than 5% of the outstanding Common Stock and Preferred Stock following the spin-off of Sunrise by Magnum. Except as otherwise indicated, the persons named in the table will have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address	Common Stock		Percent of Common Stock	Preferred Stock		Percent of Preferred Stock

Sunrise Lighting Holdings Limited	277,799	(1)(3)	4.8%	10,000,000	(2)(3)	100%
1719 International Trade Centre
11-19 Sha Tsui Road, Tsuen Wan
Hong Kong
The People's Republic of China

Xuguang Sun	277,799	(3)(4)	4.8%	10,000,000	(3)(4)	100%
1719 International Trade Centre
11-19 Sha Tsui Road, Tsuen Wan
Hong Kong
The People's Republic of China

Shaojun Sun	612,619	(3)(5)	10.6%	10,000,000	(3)(4)	100%
1108 W. Valley Blvd.
Suite 6-399
Alhambra, CA 91803

All executive officers and
directors as a group (2 persons)	612,619	(6)	10.6%	10,000,000	(4)(6)	100%

(1)	Represents 277,799 shares of Common Stock to be held directly in the name of Sunrise Lighting Holdings Limited.

(2)	Represents 10,000,000 shares of nonconvertible voting shares of Preferred Stock held directly in the name of Sunrise Lighting Holdings Limited.

(3)	Sunrise Lighting Holdings Ltd. is owned by Mr. Xuguang Sun and Mr. Shaojun Sun who are the directors and officers of Sunrise.

(4)	Represents the shares of Common Stock and Preferred Stock of Sunrise owned by Sunrise Lighting Holdings Limited.

(5)	Includes 277,799 shares of Common Stock to be owned by Sunrise Lighting Holdings Limited and 334,820 shares of Common Stock to be owned directly.

(6)	Includes all shares of Common Stock to be owned by Sunrise Lighting Holdings Limited and by all of the shares to be owned by the directors and officers of Sunrise

The stock transfer agent of Sunrise Mining Corporation will be Pacific Stock Transfer, 500 E. Warm Springs Road, Las Vegas, NV 89119; telephone number 702.361.3033.

Related Party Transactions. In January 15, 2007, Sunrise issued 10,000,000 shares of preferred stock to Sunrise Lighting Holding Limited, a company owned by the directors and officers of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Current Management of Sunrise Mining Corporation

The following table sets forth the names, ages, and positions for each of the present directors and officers of Sunrise Mining Corporation.
Name	Age	Positions

Xuguang Sun	45	Chief Executive Officer, President, Treasurer and Director

Shaojun Sun	34	Vice President, Chief Financial Officer, Secretary and Director

All executive officers are elected by the Board of Directors and hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

The following is information on the business experience of each director and officer.

Mr. Xuguang Sun became a director and the Chief Executive Officer, President and General Manager of Sunrise Mining Corporation on October 25, 2005. From October 18, 2005 to December 2006, he was the Chief Executive Officer, President, Treasurer and Director of Magnum d’Or Resources, Inc. He has been the President and General Manager of Sunrise Lighting Holdings Limited and its operating subsidiary, Tian Xing Lighting & Electrical Co., Ltd. since 1997, and of the Tian Xing Electronic and Electrical Factory since 1989. From 1984 to 1986, he was the director of business development of Nanhai Central South Computer Factory. He graduated from Xian Jiaotong University with an associate degree in electrical engineering in 1989, and holds a degree from the Guangdong Business School.

Mr. Shaojun Sun became a director and the Vice President, Chief Financial Officer and Secretary of Sunrise Mining Corporation on October 25, 2005. He was the Vice President, Chief Financial Officer and Secretary of Magnum d’Or Resources, Inc. from October 18, 2005 to March 6, 2007. He was the Director of Magnum d’Or Resources, Inc. from October 18, 2005 to January 25, 2007. He has been the Vice President, Chief Financial Officer and Secretary of Sunrise Lighting Holdings Limited since 1997, including responsibility for the North American Market of Sunrise. He received a B.S. degree in computer science from Zhongshan University and holds two degrees of Master of Business Administration in international business from the University of South Carolina and from Vienna University of Economics and Business Administration.

ITEM 6. EXECUTIVE COMPENSATION

Director Summary Compensation Table

The table summarizing the compensation paid by Sunrise to non-employee Directors for the fiscal year ended September 30, 2006, has been omitted because the Company has not had any non-employees who are directors.

Executive Officer Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended September 30, 2006 with Sunrise. Sunrise has not entered into any employment agreements with any of the named executive officers.

The named executive officers were not entitled to receive any compensation from Sunrise during the fiscal year ended September 30, 2006.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(I)	(j)
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings	All Other Compensation	Total
Xuguang Sun (1) President, Chief Executive Officer and Treasurer	2006	$0	$0	$0	$0	$0	$0	$0	$0

Shaojun Sun (1) Vice President, Chief Financial Officer and Secretary	2006	$0	$0	$0	$0	$0	$0	$0	$0

(1)	Mr. Xuguang Sun and Mr. Shaojun Sun became the executive officers of the Company in October 2005.

(2)	Neither Mr. Xuguang Sun nor Mr. Shaojun Sun has received any compensation from Sunrise since its inception in October 25, 2005.

Sunrise has no agreement or understanding, express or implied, with any officer, director, or principle stockholder, or their affiliates or associates, regarding employment with Sunrise or compensation for services. Sunrise has no plan, agreement, or understanding, express or implied, with any officer, director, or principle stockholder, or their affiliates or associates, regarding the issuance to such persons of shares of Sunrise’s authorized and unissued Common Stock. There is no understanding between Sunrise and any of its present stockholders regarding the sale of a portion or all of the Common Stock currently held by them in connection with any future participation by the Company in a business.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

On January 15, 2007, the Company issued 10,000,000 shares of its non-convertible voting Preferred Stock to Sunrise Lighting Holding Limited, a company owned by the directors and officers of the Company.

ITEM 8.	DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 190,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders who do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive ratably any dividends out of assets legally available therefore as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Sunrise, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of Common Stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

All of the outstanding shares of Common Stock (100,000 shares) of Sunrise has been issued to Magnum D’Or Resources, Inc. (“Magnum”). Upon the spin-off of Sunrise, the presently issued shares of Common Stock will be cancelled, and Sunrise will issue 5,785,090 shares of its Common Stock to the stockholders of record of Magnum as of January 23, 2007.

Preferred Stock

Our Articles of Incorporation authorize 10,000,000 shares of preferred stock, in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock diminishes voting power of holders of Common Stock. The outstanding Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Sunrise, which could depress the market prices of our Common Stock. We will issue all 10,000,000 shares of our authorized preferred stock to Sunrise Lighting Holdings Limited, a company owned by the directors and officers of Sunrise, as part of the spin-off of Sunrise by Magnum.

No Outstanding Stock Options or Warrants

Sunrise has not granted any stock options and has not issued any warrants to purchase the Common Stock of the Company.

Anti-Takeover Provisions of Nevada Law

We may become subject to Sections 78.411 to 78.444 of the Nevada General Corporation Law. In general, the statute prohibits a Nevada corporation with 200 or more stockholders of record from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

(1) prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be in a tender or exchange offer; or

(3) on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

Section 78.416 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 5% or more of the aggregate market value of the assets of the corporation, or more than 5% of the market value of all outstanding shares of Sunrise, or representing 10% or more of the earning power or net income of Sunrise;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 78.423 defines an interested stockholder as an entity or person beneficially owning 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nevada law may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our Common Stock.

Registrar and Transfer Agent

The registrar and transfer agent of Sunrise is Pacific Stock Transfer Company, P.O. Box 93385, Las Vegas, Nevada 89193; telephone (702) 361-3033.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has not been any previous trading market for the Common Stock of Sunrise.

Sunrise intends to qualify the Common Stock of the Company for trading on the National Association of Securities Dealers (NASD) over-the-counter electronic bulletin board (OTC-BB).

Since its inception, no dividends have been paid on Sunrise’s Common Stock. Sunrise intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the Common Stock will be declared and paid in the foreseeable future.

ITEM 2.	LEGAL PROCEEDINGS

Sunrise is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Sunrise have been threatened.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Our financial statements for the period from inception to September 30, 2006, included in this Form 10-SB have been audited and reviewed by Murrell, Hall, McIntosh & Co., PLLP, 2601 NW Expressway, Suite 700 E, Oklahoma City, OK 73112 as set forth in their report included in this Form 10-SB. The report of Murrell, Hall, McIntosh & Co., PLLP is given upon their authority as an expert in accounting and auditing. There have been no changes in or disagreements with our independent registered public accounting firm.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

Upon its organization on October 25, 2005, Sunrise issued 100,000 shares of Common Stock to Magnum d’Or Resources Inc. and became its wholly owned subsidiary. These shares will be cancelled upon the spin-off of Sunrise.

On January 15, 2007, Sunrise issued 10,000,000 shares of its Preferred Stock to Sunrise Lighting Holdings Limited, which had owned 100% of the outstanding Preferred Stock of Magnum d’Or Resources Inc. in reliance upon Regulation S under the Securities Act of 1933, as amended.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada corporation law [Title 7, Section 78 NRS] authorizes a corporation to indemnify directors and officers who were or are a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, or itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement by attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjusted by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in the defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Twelfth Article of the Articles of Incorporation of Sunrise provides that no director or officer of Sunrise shall be personally liable to Sunrise or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer, provided, however, that the foregoing provision shall not eliminate or limit the liability or a director or officer (I) for violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada General Corporation Law. Any repeal or modification of this Articles by the stockholders of Sunrise shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of Sunrise for acts or omissions to such repeal or modification.

Article VI of the Bylaws of Sunrise provides that Sunrise shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of Sunrise.

The indemnification provisions in the Registrant’s Articles of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

ITEM 6.	FINANCIAL STATEMENTS

Our fiscal year end is September 30. We will provide audited consolidated financial statements to our stockholders on an annual basis. Our financial statements from inception to September 30, 2006 (audited), immediately follow:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sunrise Mining Corporation

We have audited the accompanying balance sheet of SUNRISE MINING CORPORATION- (an exploration development company and a wholly owned subsidiary of Magnum D’Or Resources, Inc) as of September 30, 2006, and the related statement of operations, stockholders’ equity, and cash flows for the period from inception (October 25, 2005) through September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Mining Corporation - an exploration development company as of September 30, 2006, and the results of its operations and cash flows for the period from inception (October 25, 2005) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The comparative pro forma statement of operations and cash flows for the year ended September 30, 2005 were included for comparative purposes and were not audited or reviewed, accordingly we express no opinion or other form of assurance on them.

/s/ Murrell Hall McIntosh & Co PLLP

Oklahoma City, Oklahoma
February 14, 2007

Murrell, Hall, McIntosh & Co., PLLP • Certified Public Accountants
2601   N.W. Expressway Suite 700E  • Oklahoma City, OK   73112   •  405.842.4420   •  F . 405.842.3776   •   www.mhmcpa.com

 SUNRISE MINING CORPORATION
(A Developmental Stage Company)
DECEMBER 31, 2006

BALANCE SHEETS

	December 31, 2006	September 30, 2006
	(Unaudited)
ASSETS:
Current assets:
Cash	-	-

Total current assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current liabilities:
Accounts payable	$9,250	$-
Advance from company officers	7,419	-

Total Current Liabilities	16,669	-

TOTAL LIABILITIES	16,669	-

Stockholders' Deficit:
Preferred Stock, $.001par value; 10,000,000 shares authorized,
No share issued, and outstanding at September 30, 2006
and December 31, 2006	-	-
Common Stock, $.001 par value; 190,000,000 shares authorized,
100,000 shares issued and outstanding at September 30, 2006
and December 31, 2006	100	100
Additional paid-in capital	45,364	45,364
Accumulated deficit	(62,133)	(45,464)

Total Stockholders' Deficit	(16,669)	-

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-	$-

See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE MINING CORPORATION
(A Development Stage Company)
DECEMBER 31, 2006
STATEMENTS OF OPERATIONS

	Three Months Ended December 31, 2006	Inception (October 25, 2005) thru December 31, 2005	Acquired Operations from October 1, 2005 thru October 24, 2005	Combined Three months end December 31, 2005	Inception (October 25, 2005) thru September 30, 2006	Combined For the year ended September 30, 2006	Acquired Operations For the ended September 30, 2005	Inception (October 25, 2005) Thru December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue:

Total Revenue	$-	$-	$-	$-	$-	$-	$-	$-

Expenses:
Exploration costs	10,545	-	-	-	18,019	18,019	1,429,458	28,564
General and
administrative expenses	6,124	819	-	819	27,445	27,445	644,779	33,569

Total Operating Expenses	16,669	819	-	819	45,464	45,464	2,074,237	62,133

Net Loss	$(16,669)	$(819)	$-	$(819)	$(45,464)	$(45,464)	$(2,074,237)	$(62,133)

Net Income(Loss) per
Common Share - Basic
and Diluted	$(0.167)	$(0.008)	$-	$(0.008)	$(0.455)	$(0.455)	$(0.466)	$(0.621)

Per Share Information:
Weighted Average
Number of Common Stock
	100,000	100,000	4,991,684	100,000	100,000	100,000	4,448,325	100,000

See the accompany summary of accounting policies and notes to the financial statements.

 SUNRISE MINING CORPORATION
(A Development Stage Company)
DECEMBER 31, 2006
STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2006	Inception (October 25, 2005) thru December 31, 2005	Acquired Operations from October 1, 2005 thru October 24, 2005	Combined Three months end December 31, 2005	Inception (October 25, 2005) thru September 30, 2006	Combined For the year ended September 30, 2006	Acquired Operations For the ended September 30, 2005	Inception (October 25, 2005) Thru December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net Loss	$(16,669)	$(819)	$-	$(819)	$(45,464)	$(45,464)	$(2,074,237)	$(62,133)
Adjustments to reconcile net loss to net cash used
in operating activities:
Stocks issued for services and compensation							1,521,024
Depreciation	-	-	-	-	-	-	60	-
(Increase) in prepaid expenses	-	-	-	-	-	-	1,036	-
Increase (decrease) in accounts payable	9,250	-	-	-	-	-	(30,887)	9,250

Net Cash Flows Used by Operations	(7,419)	(819)	-	(819)	(45,464)	(45,464)	(583,004)	(52,883)

Cash Flows from Investing Activities:
Disposal of fixed assets	-	-	-	-	-	-	-	-
Purchase of Assets	-	-	-	-	-	-	-	-

Net Cash Flows Used for Investing Activities	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Stocks issued for services and expenses	-	-	-	-	45,464	45,464	-	45,464
Advance from company officer	7,419	819	-	819	-	-	-	7,419
Proceeds paid to notes payable	-	-	-	-	-	-	591,626	-

Net Cash Flows Provided by Financing Activities	7,419	819	-	819	45,464	45,464	591,626	52,883

Net Increase (Decrease) in Cash	-	-	-	-	-	-	8,622	-

Cash and cash equivalents - Beginning of period	-	-	-	-	-	-	(8,341)	-

Cash and cash equivalents - End of period	$-	$-	$-	$-	$-	$-	$281	$-

SUPPLEMENTARY INFORMATION
Interest Paid	$-	$-	$-	$-	$-	$-	$83	$-
Taxes Paid	$-	$-	$-	$-	$-	$-	$-	$-

 See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE MINING CORPORATION
(A Development Stage Company)
DECEMBER 31, 2006
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
	Preferred Stock		Common Stock		Additional	(Deficit) During the	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Development Stage	Stockholders' Equity

Inception - October 25, 2005	-	$-	-	$-	$-	$-	$-

Issuance of stock to parent
for expenses	-	-	100,000	100	45,364	-	45,464
Net loss for year	-	-	-	-	-	(45,464)	(45,464)

Balance - September 30, 2006	-	-	100,000	$100	$45,364	$(45,464)	$-

Net loss for quarter	-	-	-	-	-	(16,669)	(16,669)

Balance - December 31, 2006	-	$-	100,000	$100	$45,364	$(62,133)	$(16,669)

See the accompany summary of accounting policies and notes to the financial statements.

 SUNRISE MINING CORPORATION
(A Developmental Stage Company)

Notes to Financial Statements
December 31, 2006
(Unaudited)

Note 1 - General

Inclusion of Unaudited Financial Information

The unaudited financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial statements and with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the three months ended December 31, 2006 are not necessarily indicative of the results expected for the full year. The accompanying condensed financial statements should be read in conjunction with the audited financial statements at September 30, 2006 included in the Company annual report.

Nature of Business

Sunrise Mining Corporation (the "Company") was incorporated on October 25, 2005 under the laws of the State of Nevada. The Company is a mining resource company focused on the exploration and advancement of premium base and precious metal assets, primarily in Mongolia. Currently, the Company has two properties in Mongolia whereon it has options to earn 100% of the mineral rights and to purchase the royalties outright. These two properties were transferred to the Company from its parent, Magnum D’Or Resources Inc., in October 2005.

During December 2006, the parent of Sunrise formed Oriental Magnum, Inc. (“Oriental”) in Mongolia. Subsequent to Oriental’s incorporation, the parent of Sunrise transferred the titles for both the Khul Morit license and the Shandi license to the name of Oriental in January 2007.

The Company's fiscal year end is September 30.

Note 2 - Summary of Significant Accounting Policies:

Basis of Presentation - Development Stage Company

The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a mining exploration company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

Foreign Currency Adjustments

The Company's functional currency for all operations worldwide is the U.S. dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of foreign currency financial statements into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

Mining Exploration Costs

In accordance with the views expressed by the U.S. Securities and Exchange Commission in "Current Accounting and Disclosure Issues in the Extractive Industry", the Company expenses mining exploration costs as they are incurred.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse

 Net Earning (Loss) Per Share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect would be anti-dilutive.

 Fair Value of Financial Instruments

The carrying amount of accounts payable and accrued charges is considered to be representative of its fair value because of the short-term nature of this financial instrument.

Recently Issued Accounting Standards

In February 2006, the FASB issued Statement No. 155,“Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instrument containing an embedded derivative that would otherwise require bifurcation, and broadens a Qualified Special Purpose Entity’s (“QSPE”) permitted holdings to include passive derivative financial instruments that pertain to other derivative financial instruments. This Statement is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year beginning after September 15, 2006. This Statement has no current applicability to the Company’s financial statements. Management plans to adopt this Statement on October 1, 2006, and it is anticipated that the initial adoption of this Statement will not have a material impact on the Company’s financial position, results of operations, or cash flows.

In March 2006, the FASB issued Statement No. 156,“Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS No. 156”). This Statement is effective for fiscal years beginning after September 15, 2006. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement has no current applicability to the Company’s financial statements. Management plans to adopt this Statement on October 1, 2006, and it is anticipated that the initial adoption of this Statement will not have a material impact on the Company’s financial position, results of operations, or cash flows.

In June 2006, the FASB issued Interpretation 48,“Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109,“Accounting for Income Taxes.” FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. This Statement has no current applicability to the Company’s financial statements. Management plans to adopt this Statement on October 1, 2006, and it is anticipated that the initial adoption of FIN 48 will not have a material impact on the Company’s financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement No. 157,“Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of this Statement.

In September 2006, the FASB issued Statement No. 158,“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer’s statement of financial position, (b) measurement of the funded status as of the employer’s fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. This Statement has no current applicability to the Company’s financial statements. Management plans to adopt this Statement on October 1, 2006, and it is anticipated the adoption of SFAS No. 158 will not have a material impact to the Company’s financial position, results of operations, or cash flows.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB No. 108 will be effective beginning October 1, 2006, and it is anticipated that the initial adoption of SAB No. 108 will not have a material impact on the Company’s financial position, results of operations, or cash flows.

Going Concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations, and as of December 31, 2006, the Company's net loss is $62,133. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern will be dependant upon management or outside funding. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Income Taxes

There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses from inception.

At December 31, 2006, the Company had US net operating loss carryforwards of approximately $62,133 for federal income tax purposes.

Deferred tax assets and liabilities are comprised of the following as of December 31, 2006:

Deferred income tax assets:
Tax effect of net operating
loss carryforward	$62,133
Valuation allowance	(62,133)

Net deferred tax asset	$-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of December 31, 2006, the Company had net operating loss carryforward of approximately $62,133 for federal and state income tax purposes. These carry forwards, if not utilized to offset taxable income will expire in 2026. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

A reconciliation of the difference between the expected tax benefit at the U.S. federal statutory rate and the Company's of effective tax benefit for the period ended December 31, 2006

Expected benefit
Valuation allowance	$21,125
(21,125)
Effective actual income tax	$-

Note 4 - Share Capital

During the year the Company issued 100,000 shares of common stock to Magnum D’Or Resources Inc., its parent company in exchange for the assignment of the Magnum’s leases, certain costs and expenses incurred and paid by Magnum on its behalf and its spin-off from its parent to act as a separate entity.

On September 27, 2006, the Company amended its Article of Incorporation to increase its total authorized shares of stock from ten million (10,000,000) to two hundred million (200,000,000), par value at ($.001) per share divided into two (2) classes of stock as follows:

(A) Non-assessable Common Stock: One Hundred Ninety Million (190,000,000) shares of Common Stock, par value One Mill ($0.001) per share and

(B) Preferred Stock: Ten Million (10,000,000) shares of Preferred Stock, par value One Mill ($0.001) per share.

The Common shares of Sunrise Mining Corporation shall have one (1) vote per share. The Preferred shares of Sunrise Mining Corporation shall have twenty (20) votes per share. The Preferred shares are not convertible into common shares and have no preferred dividends.

Note 5 - Option Agreements

In December of 2002, the parent of Sunrise entered into an option agreement to acquire up to a 100% mineral rights interest in approximately 50,000 hectares (125,000 acres) located approximately 48.5 km north of Shuteen, Mongolia. 60% of this interest was earned by the issuance of 1,200,000 shares of common stock, the payment of $17,500 to the grantor, commitment to spending $75,000 on exploration costs within twelve months of executing the agreement, and paying $5,200 in annual license fees. The remaining 40% was acquired by spending an additional $300,000 on exploration and development costs, the issuance of 300,000 additional shares of the Company's common stock, and the payment of $75,000 to the licensor. These mineral rights interests are subject to a 1.5% net smelter returns royalty.

As of January 26, 2007, the Company has earned 100% interest in this property by paying $4,000 to the original license holder (Timursukh Oidov) and $4,094 to the Mongolia government.

In December of 2003 the parent of Sunrise entered into an option agreement to acquire up to a 100% interest in a mineral license representing approximately 8,000 hectares (19,768 acres) located in Bayanhongor Aimag of Mongolia. Terms of this option call for the company to spend $100,000 in exploration costs, made an initial cash payment of $25,000 and issued 2,000,000 share of unrestricted common stock to the grantor. This license is subject to a 1.5% net smelter return royalty which the Company has the option to purchase outright for $1,000,000. As of September 30, 2006, the Company had satisfied all of the terms of this option agreement other than the acquisition of the net smelter return royalty.

On January 22, 2007, the Company has earned 100% interests in this property by signing the NSR agreement with the original license holder (Gandush Batmunkh) and spending $5,678 to transfer the title of the license.

Note 6 - Other Commitments

On December 7, 2006, the Company retained the services of Gobi Exploration LLC for the re-logging of all cores and necessary research work in porphyry-copper-gold systems with the assistance of additional experienced geologists. The Company has received a comprehensive report on what has been discovered at Khul Morit property, what is the possible mineralization model there and the recommendation for the next stage of exploration. The cost for this work was $5,000.

Note 7 - New Mineral Laws in Mongolia

In April 2006, there were some mass protests against the Mongolian government’s granting of mineral concessions to North American firms, and the Mongolian government has amended the mineral laws by imposing the “Winfall profits” tax on mining and increasing the license maintenance fees.

"Windfall profits" tax

The Mongolian state on May 12, 2006, imposed what it is called a "windfall profits" tax on mining carried out in that country. The law constitutes a 68% tax on profits from mineral sales when the copper and gold price are above US$1.18 a pound and US$500 per ounce respectively. The new tax has caused a lot of investor concerns and is destroying investment in Mongolia's mining industry.

Higher license maintenance fees

The annual license fees and the license transfer fees in Mongolia have increased substantially during 2006. In addition, the new minerals law in Mongolia requires an exploration license holder to expend at least $.50 per hectare annually in exploration expenses in order to renew a mining exploration license.

The new mineral laws, effective in August 2006, also required any exploration or mining license that was under an individual name be changed to the name of a company within 6 months.

The recent political and mining law changes in Mongolia have made future mining operations less profitable.

Note 8 - Spin-Off of Mining Operations

On December 19, 2006, the parent of Sunrise Mining Corporation approved the spin-off of its mining operations. This spin-off had not taken place as of December 31, 2006.

Note 9 - Comparative Figures

The comparative income statements for the fiscal year ended September 30, 2005, are presented on a proforma basis from the operations of Magnum D’Or Resources Inc. since these operations were incurred prior to the incorporation and spin-off of the mining activities to the company.

Note 10 - Sequence Events

In January 29, 2007, the Company changed the Khul Morit Exploration License from its former license holder (“Khulan Choilon”) to the name of Oriental Magnum Inc., a wholly owned subsidiary of the Company.

In January 29, 2007, the Company changed the Shandi Exploration License from its former license holder (“Timursukh Oidov”) to the name of Oriental Magnum Inc., a newly formed wholly owned subsidiary of the Company.

PART III

ITEM 1. INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS

3.1	Articles of Incorporation filed on October 25, 2005 in the State of Nevada

3.2	Certificate of Amendment to Articles of Incorporation filed on October 4, 2006

3.3	Bylaws

4.1	Specimen of common stock certificate.

4.2
Certificate of Designation, Number, Power, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions, and Other Distinguishing Characteristics of Preferred Stock, dated September 27, 2006.

10.1
Drill hole summaries of an assay report regarding the Khul Morit Project in Mongolia is incorporated herein by reference to Exhibit 99.1 of the Form 8-K current report of Magnum d’Or Resources Inc. filed on March 10, 2006.

10.2	2007 Stock Option, SAR and Stock Bonus Consultant Plan dated January 15, 2007.

21	List of subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE MINING CORPORATION

Date: March 21, 2007	By:	/S/ Shaojun Sun
Shaojun Sun, Vice President, Chief Financial
Officer, and Secretary